Kevin W. Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands
13 March 2013

Dear Mr Vaughn

RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-14624

Thank you for your letter of 1 March 2013.  Our responses to your comments are set out below.  All page references are to our Annual Report on Form 20-F for the fiscal year ended 31 December 2011.  References to ‘the Group’ mean RBS Holdings NV and its subsidiaries.

Additional Information, page 218

Glossary of terms, page 246

1.
We note your definitions of Alt-A on page 246 and sub-prime on page 252, which outline certain qualifications for each term. We were unable to locate disclosure in your Form 20-F for the year ended December 31, 2011 related to either loan-to-value or FICO scores, and/or the interrelationship between such scores and classification of assets as sub-prime, Alt-A, or within other credit categories. Please revise future filings to include a discussion of loan-to-value ratios and FICO scores, and how they relate to your classification of loans and/or securities, as applicable. Also, quantify your Alt-A and sub-prime loans and securities, and where you have already quantified such amounts in your disclosure, clearly label those amounts as sub-prime or Alt-A to the extent that you classify your loans and securities into those categories.

2.
We note your definition of adjustable rate mortgages (ARM) on page 246. Please tell us and revise future filings to disclose whether you originate and/or hold any interest-only loans. If you do hold interest-only loans, please disclose the amount of such loans held as of each period end and summarize the basis of the interest rates (e.g. based on LIBOR, etc.). To the extent such loans are more than an insignificant percentage of your portfolio, please revise your MD&A and financial statements to provide expanded disclosure

1 / 2

that appropriately addresses the specific characteristics and related risks of interest-only loans and any modifications of such loans.

We will cover these two points together.  In future filings, starting with the Form 20-F for the year ended 31 December 2012, we will remove the legacy definitions of ‘Alt A’, ‘Sub-prime’ and ‘Adjustable rate mortgages’ from the glossary.  ‘Alt A’ and Adjustable rate mortgages’ are not used elsewhere in the Group’s Form 20-F.  Sub-prime was used only in connection with the Group’s portfolio of sub-prime RMBS (with a carrying value of €9m at 31 December 2009) which was disposed of in 2010.  The Group does not classify financial assets on the basis of FICO scores or use sub-prime or alt-A as asset classifications.  Furthermore, the Group does not originate interest only retail loans and outstanding amounts of such loans at 31 December 2011 and at 31 December 2012 were insignificant.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely,

/s/ Pieter van der Harst

P. van der Harst
Chief Financial Officer

2 / 2